UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 [X]
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2006

OR

 [_]
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  001-06033

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Management and Administrative 401(k) Plan
Benefits Administration Department – WHQHR
United Air Lines, Inc.
P.O. Box 66100
Chicago, IL 60666

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAL Corporation
77 W. Wacker Drive
Chicago, Illinois 60601
(312) 997-8000

UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401K PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005
2

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006
3

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006
4

SUPPLEMENTAL SCHEDULE:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006
11

SIGNATURE

EXHIBIT

The following exhibit is filed herewith: Exhibit 23 Consent of Independent Registered Public Accounting Firm

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the United Airlines Management and Administrative 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005,
and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan has adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Chicago, Illinois
June 29, 2007

 UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(k) PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

 AS OF DECEMBER 31, 2006 AND 2005

(In thousands)

2006
2005

 ASSETS:

 Plan interest in Master Trust, at fair value
$1,013,323
$703,701

 Participant contributions receivable
-
55

 Employer contributions receivable
10,006
16,948

 Total assets
1,023,329
720,704

 LIABILITIES:

 Accrued expenses
(44)	(30)

 Excess contributions payable
(117)	(417)

 Total liabilities
(161)	(447)

 Net assets available for benefits, at fair value
1,023,168
720,257

 Adjustment from fair value to contract value for

 fully benefit-responsive investment contracts
1,606
1,721

 NET ASSETS AVAILABLE FOR BENEFITS
$1,024,774
$721,978

 See notes to financial statements.

 UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(k) PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

 FOR THE YEAR ENDED DECEMBER 31, 2006

 (In thousands)

 ADDITIONS:

 Participant contributions
$43,934

 Rollover contributions
2,686

 Employer contributions
239,863

 Net transfers from other plans
1,688

 Total contributions
288,171

 Plan's interest in Master Trust's investment income:

 Net appreciation in value of investments
52,340

 Dividends
36,752

 Interest
8,272

 Net investment income
97,364

 Total additions
385,535

 DEDUCTIONS:

 Benefits paid to participants
(82,836)

 Administrative expenses
(202)

 Excess contributions payable
299

 Total deductions
(82,739)

 INCREASE IN NET ASSETS
302,796

 NET ASSETS AVAILABLE FOR BENEFITS:

 Beginning of year
721,978

 End of year
$1,024,774

 See notes to financial statements.

UNITED AIRLINES MANAGEMENT AND ADMINISTRATIVE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

 1.
DESCRIPTION OF PLAN

    The following description of the United Airlines Management and Administrative 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees who are classified as Management Employees, Officers, Administrative (or Salaried) Employees,
Meteorologists, Test Pilots, Maintenance Instructors, Engineers, and Flight Dispatchers. The Plan is sponsored by United Air Lines, Inc. (the “Company”) and has been adopted by certain affiliates:
UAL Loyalty Services, Inc.; Premier Meeting and Travel Services, Inc.; Ameniti Travel Clubs, Inc. Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper—Fidelity Management Trust Company (“Fidelity”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc.  ("FIIOC") is the transfer agent and record keeper of the Plan.

Bankruptcy of Plan Sponsor—On December 9, 2002, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy
Court for the Northern District of Illinois, Eastern Division. On February 1, 2006, the Company and its parent UAL Corporation (“UAL”) emerged from bankruptcy protection. Pursuant to the
Plan of Reorganization, Company contributions of shares of UAL common stock and cash contributions resulting from the sale of UAL convertible notes were made to certain Plan participants, as discussed below.

Equity Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided certain employees with shares of new UAL stock upon exit from bankruptcy. These equity distributions directly reflect the economic contributions that employees of United made during the restructuring. The distribution for employees is in direct proportion to the labor savings each employee group provided during the bankruptcy reorganization process.

Only Management and Administrative employees employed by United as of December 31, 2005, excluding employees in job grades J and above who participate in the Management Employee
Incentive Plan (MEIP), are eligible for the equity distribution.

UAL shares were deposited directly into the Plan. Three equity distributions ocurred in 2006 for a value of $150,197,966.  An additional equity distribution, related to the 2006 Plan year,  was made on April 27, 2007 for a value of $3,649,693, and is included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. Contributions to the Plan
resulting from the equity distributions are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

UAL Convertible Notes Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided that UAL convertible notes be issued to employees to partially offset the retirement benefits that active employees lost when United’s defined benefit pension plans were terminated. United senior management, Professional Airline Flight Control Association (“PAFCA”), which represents flight dispatchers, and Transport Workers Union (“TWU”), which represents meteorologists, on behalf of Management and Administrative employees, decided to sell the allotted notes to the general financial community and distribute the cash proceeds to eligible employees.

Eligible employees include those who were active Management and Administrative employees as of December 31, 2005, with at least four years of continuous service with United at that time.
Specifically, this has been defined as employees who have a company seniority date of December 31, 2001 or earlier. Cash proceeds were deposited directly into the Plan on August 14, 2006 for
$44,377,401. The second and final distribution proceeds of $6,356,654 from the sale of UAL convertible notes as part of the bankruptcy reorganization occurred on March 8, 2007, and are included within employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. Contributions to the Plan resulting from the notes distributions are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. The remainder of the net proceeds were paid directly to certain groups of current and former Management and Administrative employees who were eligible for a distribution, but were not eligible for 401(k) plan participation.

 1.
DESCRIPTION OF PLAN (Continued)

Contributions— There are several types of contributions that may be made to the Plan on participants’ behalf:

•

Voluntary pre-tax contributions: Eligible employees may elect to make voluntary pre-tax contributions to the Plan in any whole percentage from 1% to 30% of eligible earnings for each pay period. Eligible employees may also make a supplemental election to contribute additional pre-tax contributions of 1% to 90% of their net pre-tax pay. Section 402(g) of the Internal Revenue
Code limits the amount of pretax 401(k) contributions to a maximum of $15,000 in 2006. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $44,000.

•
Company contributions: The Company makes matching and/or direct contributions by employee category.

–

Salaried and Management Employees (Including Engineers represented by the International Federation of Professional and Technical Engineers)—Beginning January 1, 2006,
the Plan provides a Company matching contribution equal to 100% of the participant’s contributions that do not exceed 4% of  the eligible earnings for the Plan year.  In 2006, total Company matching contributions were $28,709,325.  In addition, the Company contributes an equal percentage of the employee’s eligible earnings for the Plan year. The percentage amounts range from 2% to 4% based on the sum of the participant’s age and Credited Service on January 1 of each Plan year. The participant is not required to contribute to the Plan to receive this direct company contribution.  In 2006,total Company direct contributions were $22,338,086.

–

PAFCA - Beginning  June 30, 2005, the Company contributed 4% of the Flight Dispatchers’-who are eligible to participate in the Plan-eligible earnings for the period from June 30, 2005 through February 1, 2006 and 6% of participant’s eligible earnings after February 1, 2006.  In 2006, total Company direct contributions were $1,182,376.

•

Voluntary pre-tax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pre-tax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2006, the maximum catch-up amount is $5,000. This amount is scheduled to be adjusted for cost of living increases
(in multiples of $500) as set forth in Internal Revenue Code Section 414 (v)(2)(C).

•

Rollover contributions: Participants may elect to roll over money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (IRA). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2006, $ 2,686,000 were transferred from other qualified plans as rollovers under the Internal Revenue Code
Sections 402(c) and 408(d).

The Plan is required to return contributions received during the year in excess of Internal Revenue Code limits. Such amounts have been recorded as Excess contributions payable in the
Statement of Net Assets Available for Benefits at December 31, 2006 and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

 1.
DESCRIPTION OF PLAN (Continued)

          Investments—Participants elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, re-designate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were:

•
Fidelity Magellan Fund

•
Fidelity Equity-Income Fund

•
Fidelity Growth Company Fund

•
Fidelity Government Income Fund

•
Fidelity OTC Portfolio

•
Fidelity Overseas Fund

•
Fidelity Balanced Fund

•
Fidelity Asset Manager

•
Fidelity Asset Manager: Growth

•
Fidelity Asset Manager: Income

•
Fidelity Retirement Money Market Portfolio

•
Fidelity U.S. Bond Index Fund

•
U.S. Equity Index Commingled Pool

•
Blended Income Fund

•
Stated Return Fund (closed to new investments in 1992)

•
Spartan International Index Fund

•
Vanguard Target Retirement Income

•
Vanguard Target Retirement 2005

•
Vanguard Target Retirement 2015

•
Vanguard Target Retirement 2025

•
Vanguard Target Retirement 2035

•
Vanguard Target Retirement 2045

•
Individual Brokerage Account (Fidelity BrokerageLink)

•
UAL Stock Fund (started March 1, 2006)

    Vesting—Participants are vested immediately in their pre-tax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. Salaried and Management Employees including Engineers are 100% vested in the Company’s matching contributions. Employees will be 100% vested in direct Company contributions upon death or attainment of age 65 while employed by the Company or an affiliate; otherwise, there is a three-year vesting schedule for direct Company contributions beginning with 33% vested after the first year of service and increasing in 33%
increments each year thereafter. Dispatchers who were employed on January 1, 2005 are 100% vested in the Company contributions and related earnings. Otherwise, they will be subject to a vesting schedule (starting at 20% after one year of service until 100% after five years of service). Dispatchers will be 100% vested in company’s contributions upon death or attainment of age 65 while still employed by the Company or an affiliate.

Forfeitures— Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the participant resumes employment with the Company or an Affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the Company’s contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled
$116,600 and $7,594 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, no forfeitures were applied to reduce the Company’s contributions under the Plan.

Participant Loans— Active employees who are receiving regular pay from the Company may borrow from their Plan accounts. A loan may not exceed $50,000 minus the participant’s highest outstanding loan balance over the last 12 months or one-half of the total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro rata transfer from each investment fund in which the account is invested. Amounts invested in the UAL Stock Fund or Fidelity BrokerageLink must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, a maximum of 60 months and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 6% to 9.25% at
December 31, 2006). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due, the loan will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds.
In addition, a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

 1.
DESCRIPTION OF PLAN (Continued)

           Payment of Benefits—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic installments, or in the form of an immediate fixed or variable annuity.  All or a portion of the amount of the distribution may be deferred from the participants' current taxable income by a direct roll over into an IRA, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 ½.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9).

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with
United are permitted as follows:

–
Hardship withdrawals from 401(k) account, subject to restrictions described in the plan and trust agreements.

–

After reaching age 59-1/2, participant’s contributions, catch-up contributions, rollover contributions, the special Company contributions of proceeds of convertible notes and UAL stock, and Company contributions made prior to January 1, 2005 (as adjusted for earnings) may be withdrawn at any time.

–
Active participants that have reached age 70-1/2 may choose to defer distribution until termination of employment.

Generally, withdrawals are allocated pro rata to the balances of each of the investment funds in the participant’s account.

 2.
SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment
Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits reconciles from fair value to contract value for these investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee.  Except for the investment contracts discussed in Note 4, the Trustee determines fair value of the underlying Trust assets using quoted market prices on U.S. securities exchanges or other reliable sources. Shares of mutual funds are valued at the net asset value of shares held by the Trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment manager fees charged by Fidelity, accountant fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of investment return for such investments. United performs certain reporting and supervisory functions for the
Plan without charge.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Ground Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

 3.
INVESTMENT IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Ground Employee 401(k) Plan, the Flight Attendant 401(k) Plan, and the Mileage Plus Inc.
Investment Plus Plan (for the Blended Income Fund). Although assets of the plans are commingled in the Trust, the Trustee maintains separate records for each of the plans. Assets of the Trust are reported at fair value and are allocated to the following plans as of December 31, 2006 and 2005, as follows (in thousands):

December 31, 2006
December 31, 2005

Amount
Percent
Amount
Percent

         Ground Employee 401(k) Plan
$1,597,050
40.25%	$1,059,430
37.43%

         Management and Administrative 401(k) Plan
1,013,323
25.54
703,701
24.87

         Flight Attendant 401(k) Plan
1,356,221
34.18
1,065,524
37.65

         Mileage Plus, Inc. Investment Plus Plan
1,272
0.03
1,409
0.05

           Total
$3,967,866
100.00%	$2,830,064
100.00%

Investments of the Trust at December 31, 2006 and 2005 are as follows (in thousands):

2006
2005

         Fidelity Mutual Funds:

         Magellan Fund
$223,701	*	$211,915	*

         Equity-Income Fund
181,009
128,141

         Growth Company Fund
611,851	*	567,703	*

         Government Income Fund
27,777
31,449

         OTC Portfolio
153,858
		146,599	*

         Overseas Fund
309,001	*	187,690	*

         Balanced Fund
346,152	*	265,535	*

         Asset Manager 50%
34,677
33,833

         Asset Manager 70%
52,993
50,800

         Asset Manager 20%
17,033
14,809

         Spartan International Growth
67,533
2,206

         Retirement Money Market Portfolio
100,018
77,868

         U.S. Bond Index Fund
44,578
43,737

         U.S. EQ Index Class 2
365,754	*	353,137	*

         Other Receivables
886
-

         BrokerageLink
24,711
-

         Stated Return Fund
96,983
103,720

         Blended Income Fund
556,228	*	549,074	*

         UAL Stock Fund
384,655	*	-

         UAL Stock Purchase Acct
6
-

         Vanguard Target Retirement Income
2,201
276

         Vanguard Target Retirement 2005
15,900
1,010

         Vanguard Target Retirement 2015
102,941
1,858

         Vanguard Target Retirement 2025
84,747
1,396

         Vanguard Target Retirement 2035
42,556
713

         Vanguard Target Retirement 2045
14,668
967

         Participant Loan Fund
105,449
55,628

         Total Investments, at fair value
$3,967,866
$2,830,064

         Adjustment from fair value to contract value for fully benefit-          responsive investment contracts
6,773	6,729

         Total Investments
$3,974,639
$2,836,793

 *Represents an investment greater than 5% of Trust net assets.

The Trust’s investment gain (loss) for the year ended December 31, 2006, is as follows (in thousands):

         Fidelity Mutual Funds:

         Magellan Fund
$(40,113)

         Equity-Income Fund
14,796

         Growth Company Fund
52,782

         Government Income Fund
(260)

         OTC Portfolio
12,928

         Overseas Fund
15,116

         Balanced Fund
10,389

         Asset Manager 50%
146

         Asset Manager 70%
3,837

         Asset Manager 20%
(235)

         Spartan International Growth
6,525

         U.S. Bond Index Fund
87

         U.S. EQ Index Class 2
51,711

BrokerageLink	692

        UAL Stock Fund
64,407

         Vanguard Target Retirement Income
43

         Vanguard Target Retirement 2005
546

         Vanguard Target Retirement 2015
5,629

         Vanguard Target Retirement 2025
5,886

         Vanguard Target Retirement 2035
3,311

         Vanguard Target Retirement 2045
1,039

            Net appreciation
209,262

         Dividends
143,175

         Interest
29,835

         Trust investment gain
$382,272

4.       GUARANTEED INVESTMENT CONTRACT (“GIC”) AND SYNTHETIC GIC

The Master Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund.
The contracts are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits for the year ended
December 31, 2006 and 2005.

Guaranteed Investment Contract
The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”).  Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions.  Interest crediting rates are determined according to a specific formula.  Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account.  The minimum crediting rate under the annuity contract is 1.50%.  The average yield credited to participants at December 31, 2006 and 2005 was 4.55% and 4.48%, respectively.  Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contract in the Stated Return Fund held by the Trust at December 31, 2006 and 2005 was $96,982,780 and $103,719,572, respectively.  The average yield for the Stated
Return Fund was 4.67% and 4.58% for the years ended December 31, 2006 and 2005, respectively.

The Plan’s ability to transact at contract value could be limited in the event the Company initiated contract termination.  There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs
The Blended Income Fund holds investments in synthetic GIC’s comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties.  The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals.  The fair value of the Blended Income Fund equals to the sum of the market value of the underlying investments plus the fair value of the wrap rebid, which is calculated by discounting the difference between the contractual wrap rebid fee and the market value of the rebid fee over the remaining duration of the contract.  The fair value of the wrap rebid was
$(7,287) and $0 at December 31, 2006 and 2005, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund.  The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is 0%. The average yield credited to participants at December 31, 2006 and 2005, were 4.53% and 4.21%, respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2006 and 2005 was $556,228,173 and $549,074,327, respectively. The average yield for the
Blended Income Fund for the year ended December 31, 2006 and 2005, was 4.57% and 4.42%, respectively.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include: (i) the Plan’s failure to qualify under Section  401(a) or 401(k)
of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the
Plan that could have a material adverse effect on the fund's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Income Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Income Fund directly to a competing option.

 5.
EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2006 were $187,704.

The Plan invested in shares of UAL common stock starting March 1, 2006. UAL is the parent company of United and, as such, investment activity related to UAL common stock qualifies as exempt party-in-interest transactions.

 6.
PLAN TERMINATION

        The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of the Company subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

 7.
FEDERAL INCOME TAX STATUS

           The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 2003, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been admended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the
Plan’s financial statements.

 8.
RECONCILIATION TO FORM 5500

           At December 31, 2006 and 2005, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements.  However, these investment contracts are reported at fair value in the Form 5500.  The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

2006
2005

         Net assets available for plan benefits per financial statements
$1,024,774
$721,978

         Adjustment from contract value to fair value for fully benefit-responsive investment contracts
(1,606)	(1,721)

         Net assets available for plan benefits per Form 5500
$1,023,168
$720,257

Year Ended

December 31, 2006

         Net investment income per financial statements
$97,364

         Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts
115

         Net investment income per Form 5500
$97,479

 9.
PLAN AMENDMENTS

          During 2006, the Plan was amended twice, primarily to maximize the amount the Company could contribute to the Plan due to the Equity Distribution and the UAL Convertible Notes Distribution (Note 1)
          and to specify that contributions of Equity and Convertible Notes proceeds are available for hardship withdrawal and age 59-1/2 in-service withdrawal.  The amendments also clarified the accelerated vesting provisions upon termination or partial termination of the Plan, indicating that upon termination or partial termination of the Plan, the accounts of affected participants will vest in full.  Finally, the amendments changed the default investment option from a specified fund to a fund selected from time to time by the Plan Administrator.

  SUPPLEMENTAL SCHEDULE

 UNITED AIRLINES MANAGEMENT AND

 ADMINISTRATIVE 401(k) PLAN

 FORM 5500—SCHEDULE H, PART IV, LINE 4i—

 SCHEDULE OF ASSETS (HELD AT END OF YEAR)

 AS OF DECEMBER 31, 2006

 (In thousands)

Identity of Issue, Borrower, or Similar Party
Description of Investment
Current Value

 (A)
Investments Held in the Trust
$995,771

 (A)
Participants’ Loan Balance
Participant loans earning interest from 6% to 9.25% maturing from 2006 through 2022.
17,552

Adjustment from fair value to contract value for

fully benefit-responsive investment contracts
1,606

TOTAL
$1,014,929

 (A)
Denotes party-in-interest investment.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
United Airlines Management and Administrative 401(k) Plan

    Date: June 29, 2007
/s/ M. Lynn Hughitt M. Lynn Hughitt Member Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

 Exhibit No.                Description

Consent of Independent Registered Public Accounting Firm